OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

IDEX CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

45167R-10-4

(Cusip Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 45167R-10-4

1.	Name of Reporting Person: KKR Associates, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 4,503,592 *

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 4,503,592 *

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,503,592 *

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 13.9% *

12.	Type of Reporting Person (See Instructions): PN

Footnotes:

* As of December 31, 2002. As of the close of business on February 14, 2003, KKR Associates, L.P. owns 1,852,822 shares of common stock of IDEX Corporation, which represents approximately 5.7% of the outstanding shares of common stock of IDEX Corporation.

13G

Item 1.
	(a)	Name of Issuer:
IDEX Corporation
	(b)	Address of Issuer's Principal Executive Offices:
630 Dundee Road, Suite 400 Northbrook, Illinois 60062

Item 2.
	(a)	Name of Person Filing:
KKR Associates, L.P.
	(b)	Address of Principal Business Office or, if none, Residence:
c/o Kohlberg Kravis Roberts & Co. 9 West 57th Street New York, New York 10019
	(c)	Citizenship:
See Item 4 of cover page.
	(d)	Title of Class of Securities:
Common Stock, par value $.01 per share
	(e)	CUSIP Number:
45167R-10-4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
As of December 31, 2002, KKR Associates, L.P., a New York limited partnership, was the record owner of 4,503,592 shares of common stock of IDEX Corporation. As of February 14, 2003, Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Edward A. Gilhuly, Perry Golkin and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of IDEX Corporation beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership. As of the close of business on February 14, 2003, KKR Associates, L.P. owns 1,852,822 shares of common stock of IDEX Corporation, which represented approximately 5.7% of the outstanding shares of common stock of IDEX Corporation.
(b) Percent of class:
See Item 11 of cover page.
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See Item 5 of cover page.
(ii) Shared power to vote or to direct the vote:
See Item 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of:
See Item 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of:
See Item 8 of cover page.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

13G

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

Company Name(s):

KKR ASSOCIATES, L.P.

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Attorney-in-fact for Henry R. Kravis, General Partner

EXHIBIT INDEX

Exhibit 24 — Power of Attorney of Henry R. Kravis